================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                -----------------

                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


[X]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
      EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996]

                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 1996

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

               FOR THE TRANSITION PERIOD FROM _______ TO _______.


                         COMMISSION FILE NUMBER 0-20083

                                -----------------

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

       SPACELABS MEDICAL, INC. INCENTIVE SAVINGS AND STOCK OWNERSHIP PLAN

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:



                             SPACELABS MEDICAL, INC.
                             15220 N.E. 40TH STREET
                                 P.O. BOX 97013
                         REDMOND, WASHINGTON 98073-9713



                    Page 1 of 22 sequentially numbered pages

================================================================================

                            SPACELABS MEDICAL, INC.
                             INCENTIVE SAVINGS AND
                              STOCK OWNERSHIP PLAN

                       Financial Statements and Schedules

                           December 31, 1996 and 1995

                      (With Independent Auditors' Thereon)

                             SPACELABS MEDICAL, INC.
                   INCENTIVE SAVINGS AND STOCK OWNERSHIP PLAN



                                TABLE OF CONTENTS
--------------------------------------------------------------------------------



                                                                                                               Page
                                                                                                               ----
Independent Auditors' Report                                                                                     1

Statements of Assets Available for Plan Benefits, December 31, 1996 and 1995                                     2
Statements of Changes in Assets Available for Plan Benefits, Years ended
     December 31, 1996 and 1995                                                                                  3
Notes to Financial Statements, December 31, 1996 and 1995                                                       4-13

Schedule 1 -- Line 27(a) -- Schedule of Assets Held for Investment Purposes,
     December 31, 1996                                                                                           14
Schedule 2 -- Line 27(d) -- Schedule of Reportable Transactions,Year ended
     December 31, 1996
                                                                                                                 15

                          INDEPENDENT AUDITORS' REPORT
--------------------------------------------------------------------------------

The Benefits Committee
Spacelabs Medical, Inc.
    Incentive Savings and Stock Ownership Plan:


We have audited the accompanying statements of assets available for plan benefits of Spacelabs Medical, Inc. Incentive Savings and Stock Ownership Plan
(Plan) as of December 31, 1996 and 1995 and the related statements of changes in assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for plan benefits of the Plan as of December 31, 1996 and 1995, and the changes in assets available for plan benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary Schedules 1 and 2 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



KPMG Peat Marwick LLP


Seattle, Washington
May 30, 1997

                             SPACELABS MEDICAL, INC.
                   INCENTIVE SAVINGS AND STOCK OWNERSHIP PLAN

                STATEMENTS OF ASSETS AVAILABLE FOR PLAN BENEFITS

                           December 31, 1996 and 1995


===================================================================================================
                                                                          1996              1995
---------------------------------------------------------------------------------------------------
Investments, at fair value (note 5):
     Cash and cash equivalents                                         $     8,030           64,284
     Mutual funds                                                       18,175,603       13,483,141
     Common stocks                                                       4,470,799        5,806,324
     Insurance contracts                                                   769,160        3,953,247
                                                                       ----------------------------

                      Total investments                                 23,423,592       23,306,996

Receivables:
     Employees' contributions                                              148,525            1,171
     Employer's contributions                                               50,862           68,282
===================================================================================================

                      Assets available for plan benefits (note 4)      $23,622,979       23,376,449
===================================================================================================



See accompanying notes to financial statements.

                             SPACELABS MEDICAL, INC.
                   INCENTIVE SAVINGS AND STOCK OWNERSHIP PLAN

           STATEMENTS OF CHANGES IN ASSETS AVAILABLE FOR PLAN BENEFITS

                     Years ended December 31, 1996 and 1995



=========================================================================================================
                                                                              1996                1995
---------------------------------------------------------------------------------------------------------
Investment income:
     Interest and dividends                                               $  1,301,518            898,775
     Net appreciation in fair value of investments (note 5)                     27,925          3,402,294
                                                                          -------------------------------

                      Net investment income                                  1,329,443          4,301,069
                                                                          -------------------------------

Contributions [note 1(c)]:
     Employees                                                               2,365,648          2,675,463
     Employer                                                                  801,202            906,322
                                                                          -------------------------------

                      Total contributions                                    3,166,850          3,581,785
                                                                          -------------------------------

                      Total additions                                        4,496,293          7,882,854

Benefits paid to participants                                               (4,249,763)        (2,211,444)
                                                                          -------------------------------

                      Increase in assets available for plan benefits           246,530          5,671,410

Assets available for plan benefits at beginning of year                     23,376,449         17,705,039
                                                                          -------------------------------

Assets available for plan benefits at end of year                         $ 23,622,979         23,376,449
=========================================================================================================



See accompanying notes to financial statements.

                             SPACELABS MEDICAL, INC.
                   INCENTIVE SAVINGS AND STOCK OWNERSHIP PLAN

                          NOTES TO FINANCIAL STATEMENTS

                           December 31, 1996 and 1995
================================================================================

(1)    PLAN DESCRIPTION

       The following description of the Spacelabs Medical, Inc. Incentive Savings and Stock Ownership Plan (Plan) provides only general information and does not serve as the basis for any rights or benefits under the Plan. Participants should refer to the Plan document for a more complete description of the Plan and benefit information.

       (A)  GENERAL

            The Plan is a defined contribution plan covering all full-time, U.S. resident employees of Spacelabs Medical, Inc. (Sponsor or Company) who have one year of service and part-time employees who have completed one year of service and have worked 1,000 hours. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

       (B)  ADMINISTRATION

            The plan administrator is Spacelabs Medical, Inc., which appointed a Benefits Committee to administer the Plan.

            The Plan's investments are held in trust by Wachovia Employee Benefit Trust Services (Trustee). Effective January 1, 1997, Plan investments are held by U. S. Bank of Washington NA Trust and Investment Management Division (Trustee).

       (C)  CONTRIBUTIONS

            Participants may elect to contribute from 2% to 16% of compensation, as defined, to the Plan subject to a pretax limit of $9,500 in 1996 and $9,240 in 1995. Contributions and earnings are credited to separate accounts maintained for each participant. Employer matching contributions are made by the Sponsor at 50% of before- and after-tax contributions up to 6% of earnings. For purposes of the Plan financial statements "employer's contributions" consist of the employer matching contributions and "employees' contributions" consist of before- and after-tax contributions and rollover contributions.

            All employer matching contributions are made directly in the Company's common stock and invested in the Common Stock Fund for the benefit of the participants unless the participants are 55 years of age or older, at which time participants may elect to have employer matching contributions allocated in the same manner as their contributions. Employer stock contributions were valued at $722,377 and $855,003 in 1996 and 1995, respectively. Forfeitures of employer matching contributions are used to reduce future employer contributions.


                                                                     (Continued)

                             SPACELABS MEDICAL, INC.
                   INCENTIVE SAVINGS AND STOCK OWNERSHIP PLAN

                          NOTES TO FINANCIAL STATEMENTS


================================================================================

            The Plan offers the following investment options: The Fixed Income Fund, the Balanced Fund, the Diversified Equity Fund, the Global Fund, the Aggressive Growth Fund; and common stock represented by the Company Stock Fund and the ATL Stock Fund; however, the ATL Stock Fund is not available for new contributions.

            The Fixed Income Fund is a portfolio of Guaranteed Investment Contracts plus the Invesco ITC Stable Value Fund and, in 1995, the Dreyfus Stable Value Fund, which are collective investment funds investing primarily in guaranteed investment contracts and other similar instruments to achieve high current income and stability of principal. The Balanced Fund invests in the Dodge & Cox Balanced Fund (through September 1996, the Phoenix Balanced Fund) which holds equity and fixed income securities seeking reasonable income, long-term capital growth and conservation of capital. The Diversified Equity Fund is a portfolio of large capitalization common stock investments managed by the Vanguard Group and held in the Windsor II Fund. The Global Fund invests primarily in equity securities on a worldwide basis and seeks long-term capital growth through the Scudder Global Fund. The Aggressive Growth Fund seeks long-term capital appreciation through the Alger Defined Contribution Small Cap Portfolio, by investing in equity securities of companies with total market capitalization of less than $1 billion. The Company Stock Fund is a portfolio of common stock of Spacelabs Medical, Inc., the Sponsor of the Plan. The ATL Stock Fund is a portfolio of common stock of Advanced Technology Laboratories, Inc.

       (D)  PARTICIPANT ACCOUNTS

            Each participant's account is credited with the participant's contributions, the participant's share of the Company's contributions, and an allocation of Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the vested balance of the participant's account.

            The current value of each participant's account is determined based on the carrying values of the funds and is computed monthly.


                                                                     (Continued)

                             SPACELABS MEDICAL, INC.
                   INCENTIVE SAVINGS AND STOCK OWNERSHIP PLAN

                          NOTES TO FINANCIAL STATEMENTS


================================================================================

       (E)  PAYMENT OF BENEFITS

            Participants are eligible to receive distributions, to the extent vested, upon retirement, upon becoming disabled, upon termination of employment, or upon request for withdrawal prior to termination subject to certain restrictions. A participant's beneficiary is eligible to receive a distribution of the balance of the participant's account upon the death of the participant.

            Distributions are made in cash or, if a participant elects, in the form of Company and/or Advanced Technology Laboratories, Inc. common shares plus cash for any fractional share.

       (F)  VESTING

            Participants are fully vested at all times in their contributions and earnings thereon. Participants vest in employer matching contributions and earnings thereon as follows:

                                                                      Percent
                                 Years of service                     vested
                                 ----------------                     --------
                                 After one year                          20%
                                 After two years                         40
                                 After three years                       60
                                 After four years                        80
                                 After five years                       100

            Participants become immediately vested in employer matching contributions upon termination of employment due to retirement, death or total and permanent disability.

       (G)  TERMINATION

            Although it has not expressed any intent to do so, the Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested.



                                                                     (Continued)

                             SPACELABS MEDICAL, INC.
                   INCENTIVE SAVINGS AND STOCK OWNERSHIP PLAN

                          NOTES TO FINANCIAL STATEMENTS


================================================================================

(2)    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

       (A)  BASIS OF PRESENTATION

            The accompanying financial statements have been prepared on the accrual basis of accounting.

       (B)  VALUATION OF INVESTMENTS

            Investments of the Plan with quoted market prices are stated at fair value, as determined by closing market prices for securities. In 1996, the Plan adopted SOP 94-4, Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined-Contribution Pension Plans, which requires that contracts with insurance companies be recorded at fair value unless they are benefit responsive. The Plan's contracts with insurance companies are valued at fair value, which approximates contract value, by discounting the related cash flows based on current yields of similar instruments with comparable durations. Purchases and sales are recorded on a trade-date basis.

            The Plan presents in the statement of changes in assets, the net appreciation in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

       (C)  CASH AND CASH EQUIVALENTS

            The Plan considers all highly liquid investments with a maturity of three months or less at the date of purchase to be cash equivalents.

       (D)  EXPENSES

            Administrative expenses of the Plan are paid by the Sponsor.

       (E)  USE OF ESTIMATES

            The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets during the reporting period.
            Actual results could differ from those estimates.

(3)    TAX STATUS

       The Plan was notified in September 1995 by the Internal Revenue Service
       (IRS) that it is qualified under section 401(a) of the Internal Revenue Code (IRC). Subsequent to this notification, there was an amendment to the Plan. The plan administrator believes the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC and the related trust is tax exempt.


                                                                     (Continued)

                             SPACELABS MEDICAL, INC.
                   INCENTIVE SAVINGS AND STOCK OWNERSHIP PLAN

                          NOTES TO FINANCIAL STATEMENTS


================================================================================

(4)    RECONCILIATION TO FORM 5500

       Net assets reported in accordance with IRS Form 5500 differ from the financial statements in that the Form 5500 includes a liability attributable to terminated participants of $739,231 and $200,551 at December 31, 1996 and 1995, respectively. Changes in net assets in the Form 5500 differ from the financial statement by an amount equal to the change in the liability for terminated participants from the beginning of the year to the end. Such difference was an increase in the liability of $538,680 in 1996 and $78,220 in 1995.

(5)    INVESTMENTS

       The following table presents the assets held for investment purposes at December 31:

                                                                           1996                              1995
                                                               ---------------------------        --------------------------
                                                               PRINCIPAL                          PRINCIPAL
                                                               AMOUNT OR                          AMOUNT OR
                                                                 NUMBER           INVEST-           NUMBER         INVEST-
                                                                OF SHARES       MENT VALUE        OF SHARES      MENT VALUE
                                                               -------------------------------------------------------------
       Cash and cash equivalents:
            Wachovia Bank DTF Short-Term Investment Fund            8,030      $     8,030           64,284      $    64,284
                                                               -------------------------------------------------------------
       Mutual funds:
            Alger Defined Contribution Small Cap Fund             141,098        2,584,907          106,680        1,863,691
            Dodge & Cox Balanced Fund                               9,761          583,932             --               --
            Invesco ITC Stable Value Fund                       5,017,564        5,017,564        1,645,411        1,645,411
            Scudder Global Stock Fund                              66,109        1,903,946           65,158        1,759,926
            Vanguard Group Windsor II Fund                        339,289        8,085,254          332,167        6,862,578
            Dreyfus Stable Value Fund                                --               --            858,562          858,562
            Phoenix Balanced Fund                                    --               --             29,344          492,973
                                                               -------------------------------------------------------------
                     Total mutual funds                         5,573,821       18,175,603        3,037,322       13,483,141
                                                               -------------------------------------------------------------
       Common stock:
            Spacelabs Medical, Inc.                               177,570        3,640,185          175,073        5,033,349
            Advanced Technology Laboratories, Inc.                 26,794          830,614           31,550          772,975
                                                               -------------------------------------------------------------
                     Total common stock                           204,364        4,470,799          206,623        5,806,324
                                                               -------------------------------------------------------------



                                                                     (Continued)

                             SPACELABS MEDICAL, INC.
                   INCENTIVE SAVINGS AND STOCK OWNERSHIP PLAN

                          NOTES TO FINANCIAL STATEMENTS


================================================================================

                                                                           1996                              1995
                                                               ---------------------------        --------------------------
                                                               PRINCIPAL                          PRINCIPAL
                                                               AMOUNT OR                          AMOUNT OR
                                                                 NUMBER           INVEST-           NUMBER         INVEST-
                                                                OF SHARES       MENT VALUE        OF SHARES      MENT VALUE
                                                               -------------------------------------------------------------
       Insurance contracts:
            Principal Mutual Life Insurance Company,
               Guaranteed Investment Contract Policy No
               4-7799, 4.85%, 1/2 due July 1, 1996  and
               the remainder due January 1, 1997                   769,160      $  769,160       1,467,037      $1,467,037
            Metropolitan Life Insurance Company,
               Guaranteed Investment Contract Policy No
               GA-13191, 6.80%, due March 31, 1996                    --              --         1,195,407       1,195,407
            Provident Life and Accident Insurance Company,
               Guaranteed Investment Contract, Policy No
               627-05297, 7.39%, due July 1, 1996
                                                                      --              --         1,290,803       1,290,803
                                                               -------------------------------------------------------------

                     Total insurance contracts                     769,160         769,160       3,953,247       3,953,247
                                                               =============================================================

                     Total investments                                       $  23,423,592                   $  23,306,996
                                                               =============================================================

       During the years ended December 31, 1996 and 1995, the Plan's investments appreciated (depreciated) in value as follows:

                                                   1996              1995
                                               -----------------------------
       Mutual funds                            $ 1,303,852       $ 2,295,230

       Common stock                             (1,275,927)        1,107,064
                                               -----------------------------

                                               $    27,925       $ 3,402,294
                                               =============================


                                                                     (Continued)

                             SPACELABS MEDICAL, INC.
                   INCENTIVE SAVINGS AND STOCK OWNERSHIP PLAN

                          NOTES TO FINANCIAL STATEMENTS


================================================================================

(6)    ASSETS BY FUND

       Assets available for plan benefits at December 31, 1996 and 1995 are allocated by fund as follows:

                                      FIXED                DIVERSIFIED              AGGRESSIVE   COMPANY        ATL
                                      INCOME       BALANCED   EQUITY      GLOBAL      GROWTH      STOCK        STOCK
             1996                      FUND          FUND      FUND        FUND        FUND        FUND         FUND       TOTAL
                                   -----------------------------------------------------------------------------------------------
Investments:
     Fair value:
        Cash and cash equivalents  $       15           6          31        --             6       7,931          41       8,030
        Mutual funds                5,017,564     583,932   8,085,254   1,903,946   2,584,907        --          --    18,175,603
        Common stocks                    --          --          --          --          --     3,640,185     830,614   4,470,799
        Insurance contracts           769,160        --          --          --          --          --          --       769,160
                                   -----------------------------------------------------------------------------------------------

                                    5,786,739     583,938   8,085,285   1,903,946   2,584,913   3,648,116     830,655  23,423,592

Receivables:
     Employees' contribution           24,527      10,857      44,404      23,829      34,025      10,883        --       148,525
     Employer's contributions            --          --          --          --          --        50,862        --        50,862
                                   -----------------------------------------------------------------------------------------------

         Assets available for
            plan benefits          $5,811,266     594,795   8,129,689   1,927,775   2,618,938   3,709,861     830,655  23,622,979
                                   ===============================================================================================

                                                                     (Continued)

                             SPACELABS MEDICAL, INC.
                   INCENTIVE SAVINGS AND STOCK OWNERSHIP PLAN

                          NOTES TO FINANCIAL STATEMENTS


================================================================================

                                     FIXED                DIVERSIFIED              AGGRESSIVE    COMPANY        ATL
                                    INCOME       BALANCED   EQUITY      GLOBAL      GROWTH        STOCK        STOCK
           1995                      FUND          FUND      FUND        FUND        FUND          FUND         FUND      TOTAL
                                 -------------------------------------------------------------------------------------------------
Investments:
   Fair value:
      Cash and cash equivalents  $    9,912        --        24,590       12,733        1,418       13,216       2,415      64,284
      Mutual funds                2,503,973     492,973   6,862,578    1,759,926    1,863,691         --          --    13,483,141
      Common stocks                    --          --          --           --           --      5,033,349     772,975   5,806,324
      Insurance contracts         3,953,247        --          --           --           --           --          --     3,953,247
                                 -------------------------------------------------------------------------------------------------
                                  6,467,132     492,973   6,887,168    1,772,659    1,865,109    5,046,565     775,390  23,306,996

Receivables:
   Employees' contribution              773         171        (250)        (399)        (450)       1,326        --         1,171
   Employer's contributions            --          --          --           --           --         68,282        --        68,282
                                 -------------------------------------------------------------------------------------------------
       Assets available for
         plan benefits           $6,467,905     493,144   6,886,918    1,772,260    1,864,659    5,116,173     775,390  23,376,449
                                 =================================================================================================

                                                                     (Continued)

                             SPACELABS MEDICAL, INC.
                   INCENTIVE SAVINGS AND STOCK OWNERSHIP PLAN

                          NOTES TO FINANCIAL STATEMENTS


================================================================================

(7)    CHANGES IN ASSETS ALLOCATED BY FUND

       Assets available for plan benefits at December 31, 1996 and 1995 and the changes in assets available for plan benefits for the years then ended are allocated by fund as follows:

                              FIXED                  DIVERSIFIED               AGGRESSIVE     COMPANY        ATL
                             INCOME        BALANCED    EQUITY        GLOBAL      GROWTH        STOCK        STOCK
         1996                 FUND           FUND       FUND          FUND         FUND         FUND         FUND       TOTAL
                          ------------------------------------------------------------------------------------------------------
Contributions             $   466,967      172,380      779,160      375,000      540,872      832,471         --      3,166,850
                          ------------------------------------------------------------------------------------------------------
Investment income:
  Interest and dividends  $   360,043       22,786      580,495      119,691      217,750          662           91    1,301,518
    Net appreciation
      (depreciation) in
      fair value of
      investments                --         38,577    1,065,457      118,695       81,122   (1,476,122)     200,196       27,925
                          ------------------------------------------------------------------------------------------------------
      Net investment
        income (loss)         360,043       61,363    1,645,952      238,386      298,872   (1,475,460)     200,287    1,329,443
                          ------------------------------------------------------------------------------------------------------

      Net additions
        (deductions)          827,010      233,743    2,425,112      613,386      839,744     (642,989)     200,287    4,496,293

Benefits paid to
  participants             (1,265,206)     (68,638)  (1,381,354)    (417,261)    (247,054)    (737,112)    (133,138)  (4,249,763)
Interfund transfers          (218,443)     (63,454)     199,013      (40,610)     161,589      (26,211)     (11,884)        --
                          ------------------------------------------------------------------------------------------------------
      Increase (decrease)
        in fund balances     (656,639)     101,651    1,242,771      155,515      754,279   (1,406,312)      55,265      246,530

Assets available for
   plan benefits at
   beginning of year        6,467,905      493,144    6,886,918    1,772,260    1,864,659    5,116,173      775,390   23,376,449
                          ------------------------------------------------------------------------------------------------------
Assets available for
   plan benefits at
   end of year            $ 5,811,266      594,795    8,129,689    1,927,775    2,618,938    3,709,861      830,655   23,622,979
                          ======================================================================================================


                                                                    (Continued)

                             SPACELABS MEDICAL, INC.
                   INCENTIVE SAVINGS AND STOCK OWNERSHIP PLAN

                          NOTES TO FINANCIAL STATEMENTS

================================================================================

                              FIXED                  DIVERSIFIED               AGGRESSIVE     COMPANY        ATL
                             INCOME        BALANCED    EQUITY        GLOBAL      GROWTH        STOCK        STOCK
         1995                 FUND           FUND       FUND          FUND         FUND         FUND         FUND       TOTAL
                         -------------------------------------------------------------------------------------------------------
Contributions            $   742,258      176,054      800,928      439,226      412,051    1,011,268         --      3,581,785
                         -------------------------------------------------------------------------------------------------------
Investment income:
  Interest and dividends $   392,238       37,197      399,816       68,643          187          638           56      898,775
  Net appreciation in
    fair value of
    investments                 --         44,832    1,531,348      230,498      488,552      924,995      182,069    3,402,294
                         -------------------------------------------------------------------------------------------------------
    Net investment
     income                  392,238       82,029    1,931,164      299,141      488,739      925,633      182,125    4,301,069
                         -------------------------------------------------------------------------------------------------------
    Net additions          1,134,496      258,083    2,732,092      738,367      900,790    1,936,901      182,125    7,882,854

Benefits paid to
  participants              (643,480)     (34,818)    (677,868)    (174,503)    (193,578)    (430,441)     (56,756)  (2,211,444)
Interfund transfers         (132,819)      (7,379)    (101,321)    (177,844)     488,864      (56,718)     (12,783)        --
                         -------------------------------------------------------------------------------------------------------
    Increase in fund
      balances               358,197      215,886    1,952,903      386,020    1,196,076    1,449,742      112,586    5,671,410

Assets available for
  plan benefits at
  beginning of year        6,109,708      277,258    4,934,015    1,386,240      668,583    3,666,431      662,804   17,705,039
                        -------------------------------------------------------------------------------------------------------
Assets available for
  plan benefits at
  end of year            $ 6,467,905      493,144    6,886,918    1,772,260    1,864,659    5,116,173      775,390   23,376,449
                         =======================================================================================================

                                                                      SCHEDULE 1

                             SPACELABS MEDICAL, INC.
                   INCENTIVE SAVINGS AND STOCK OWNERSHIP PLAN

           LINE 27(a)--SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                                December 31, 1996


=====================================================================================================================
                                               Description of investment, including
       Identity of issue, borrower,              maturity date, rate of interest,                         Current
         lessor, or similar party                collateral, par or maturity value          Cost           value
---------------------------------------------------------------------------------------------------------------------
   Cash and cash equivalents -
*     Wachovia Bank DTF Short-Term
         Investment Fund                    Short-Term Investment Portfolio            $        8,030          8,030

   Mutual funds:
      Alger Defined Contribution Small Cap
         Fund                               Small Capitalization Equity Fund                2,038,485      2,584,907
      Dodge & Cox Balanced Fund             Balanced Stock and Bond Fund                      560,681        583,932
      Invesco ITC Stable Value Fund         Collective Investment Fund                      5,017,564      5,017,564
      Vanguard Group Windsor II Fund        Diversified Equity Fund                         5,691,393      8,085,254
      Scudder Global Stock Fund             Worldwide Equity Fund                           1,682,409      1,903,946

   Common stock:
*     Spacelabs Medical, Inc.               Common stock                                    3,915,872      3,640,185
      Advanced Technology Laboratories,
         Inc.                               Common stock                                      398,213        830,614

   Insurance contracts:
      Principal Mutual Life Insurance       Guaranteed Investment Contract Policy
         Company                                 No. 4-7799, 4.85%, due January 1,
                                                 1997                                         769,160        769,160
=====================================================================================================================



* Wachovia Employee Benefit Trust Services, the trustee of the Plan, and Spacelabs Medical, Inc., the Plan Sponsor, are parties in interest, as defined by section 3(14) of ERISA.

                                                                      SCHEDULE 2

                             SPACELABS MEDICAL, INC.
                   INCENTIVE SAVINGS AND STOCK OWNERSHIP PLAN

              LINE 27(d) -- SCHEDULE OF REPORTABLE TRANSACTIONS (1)

                          Year ended December 31, 1996



-------------------------------------------------------------------------------------------------------------------------------
                                                                                                          Current
                                                                                                          value of
                                                                                                          assets on
                                                                     Purchase     Selling     Cost of    transaction  Net gain
 Identity of party involved            Description of asset            price        price      asset         date      (loss)
-------------------------------------------------------------------------------------------------------------------------------
Invesco ITC Stable Value Fund      Collective Investment Fund         2,088,663            -           -   2,088,663         -
Metropolitan Life Insurance        Guaranteed Investment Contract
  Company                              Policy No. GA-13191, 6.80%,
                                     due March 31, 1996                       -    1,208,187   1,208,187   1,208,187         -
Provident Life & Accident          Guaranteed Investment Contract
  Insurance Company                  Policy Insurance Company
                                     No. 627-05297, 7.39%, due
                                    July 1, 1996                              -    1,329,595   1,329,595   1,329,595         -
Wachovia Bank                      Short-Term Investment Fund         2,840,126            -   2,840,126   2,840,126         -
Wachovia Bank                      Short-Term Investment Fund                 -    2,906,965   2,906,965   2,906,965         -
Invesco ITC Stable Value Fund      Collective Investment Fund         4,600,333            -   4,600,333   4,600,333         -
Invesco ITC Stable Value Fund      Collective Investment Fund                 -    1,228,179   1,228,179   1,228,179         -
Spacelabs Medical, Inc.            Common Stock                         870,532            -     870,532     870,532         -
Spacelabs Medical, Inc.            Common Stock                               -      787,574     771,170     787,574    16,404
Vanguard Group Windsor II Fund     Diversified Equity Fund            1,317,723            -   1,317,723   1,317,723         -
Vanguard Group Windsor II Fund     Diversified Equity Fund                    -    1,160,504     810,039   1,160,504   350,465
==============================================================================================================================


(1) Reportable transactions as defined in the Department of Labor's reporting regulations consist of (a) a single transaction in excess of 5% of the current value of Plan assets, (b) a series of transactions with or in conjunction with the same person, involving property other than securities, which amount in the aggregate to more than 5% of the current value of Plan assets, (c) a series of transactions with respect to securities of the same issue which amount in the aggregate to more than 5% of the current value of total Plan assets and (d) any transaction with respect to securities with or in conjunction with a person if a prior or subsequent single transaction has occurred with respect to securities with or in conjunction with that same person in an amount in excess of 5% of the current value of Plan assets. The current value of Plan assets, to apply the definition of reportable transactions, is determined at the beginning of the Plan year.

                                   SIGNATURES




The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the Benefits Committee have duly caused this annual report to be signed on behalf by the undersigned hereunto duly authorized.


                                           SPACELABS MEDICAL, INC.
                                           INCENTIVE SAVINGS AND
                                           STOCK OWNERSHIP PLAN


Date:  June 26, 1997                       By:  /s/ James A. Richman
      ----------------------                   ---------------------------------
                                                    James A. Richman
                                                    Vice President and
                                                    Corporate Controller

                                Index to Exhibits



Exhibit No.                   Description                                  Page
-----------                   -----------                                  ----
   23              Consent of KPMG Peat Marwick LLP